                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

PETER C. NOVEMBER     DIRECT DIAL: 404-881-7872     E-MAIL: PNOVEMBER@ALSTON.COM


                                 January 6, 2005


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      LHC Group, LLC
                  Registration Statement on Form S-1
                  Filed November 24, 2004
                  File No. 333-120792

Dear Mr. Riedler:

         At the request and on behalf of our client, LHC Group, LLC (the "Company"), we hereby file on its behalf, via EDGAR, Amendment No. 1 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 1"). Amendment No. 1 includes revisions made in response to the comment letter dated December 21, 2004 from the Staff.

         We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel and independent auditors. As requested, these responses are keyed to correspond to the Staff's comment letter. A copy of this letter, along with courtesy copies of Amendment No. 1 (marked to show changes) and other supplemental materials referenced herein, are being sent to the Staff via overnight mail.

         Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, LLC.


   Bank of America Plaza                 90 Park Avenue       3201 Beechleaf Court, Suite 600          601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000     New York, NY 10016        Raleigh, NC 27604-1062                  North Building, 10th Floor
 Charlotte, NC 28280-4000                 212-210-9400                919-862-2200                        Washington, DC 20004-2601
       704-444-1000                    Fax: 212-210-9444           Fax: 919-862-2260                             202-756-3300
     Fax: 704-444-1111                                                                                         Fax: 202-756-3333

Mr. Jeffrey Riedler
January 6, 2005
Page 2

COMMENT

General

         1. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

RESPONSE

         We have included the proposed graphics in Amendment No. 1. A courtesy copy of the graphics is also attached in Appendix A to this letter.

COMMENT

         2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

RESPONSE

         We noted your comment and have made the appropriate changes to the applicable sections of the Registration Statement.

COMMENT

         3. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment with a brief description of the revisions made so that we can easily place your revised disclosure in its proper context.

RESPONSE

         In this comment letter we have explained the changes that have been made to Amendment No. 1 in response to your comments. Further, we have referenced in this letter the corresponding page numbers in Amendment No. 1 in which our disclosure has been revised and have provided a brief description of such revisions.

Mr. Jeffrey Riedler
January 6, 2005
Page 3

COMMENT

         4. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

RESPONSE

         We have included in Amendment No. 1 a price range of $12-$14 per share.

COMMENT

         5. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

RESPONSE

         We have included in Amendment No. 1 a price range of $12-$14 per share.

COMMENT

         6. Throughout the registration statement, you make assertions about your target market using statistics and other figures that require third-party support. As one example only, you state that Medicare spending totaled $12.8 billion for the two sectors in which you operate. We note that there are a number of such statements throughout the registration statement, including in the Summary and the Business section. Please provide independent third party support for these statements and identify the sources of these statistics in the registration statement. Provide supplemental marked copies of these sources for our review.

                  Alternatively, if the figures are based on your beliefs and estimates, you should disclose your basis for these beliefs. Statements that cannot be supported should be deleted from the registration statement.

Mr. Jeffrey Riedler
January 6, 2005
Page 4

RESPONSE

         Attached hereto in Appendix B we have included third party support for our statistical assertions regarding our target markets, which appear on page 2 and on pages 47 and 48 under the heading "Industry and Market Opportunity", on page 46 under the heading "Business", on page 3 and on page 49 under the heading "Competitive Strengths", and on page 55 under the heading "Competition". In addition, on pages 2 and on pages 47 and 48 under the heading "Industry and Market Opportunity" and on page 55 under the heading "Competition", we have revised the disclosure to identify the sources of these statistics.

COMMENT

         7. In addition, you have also included statements regarding your aptitudes and your target market which, without third party support, would seem to be statements of opinion that may not be appropriate for the registration statement. As one example only, you assert that counties with 10,000-100,000 residents are underserved for your services. As another example, you state that "as an experienced provider in these markets, we believe we can more effectively establish relationships with local hospitals...." Such statements should be substantiated or removed from the registration statement.

RESPONSE

         We have attached in Appendix C hereto a report prepared by the Medicare Payment Advisory Committee, or MedPAC, in March 2003. In this report to Congress, MedPAC stated that discharge planners have noted that it is more difficult to access home health services in rural areas particularly if therapy is needed. In this same study, discharge planners indicated an awareness of hospitals taking special measures to provide rural beneficiaries with home care. For example, MedPAC referenced hospitals that have rented hotel rooms and apartments to house rural beneficiaries who could not access services at their homes. This study also references the fact that the Centers for Medicare and Medicaid Services, or CMS, has provided for "rural add on" payments to home health reimbursement in order to assist rural providers. According to MedPAC, these rural add on payments are in part based on the scale of operations in these markets and the distance that must be traveled to service rural patients. We believe this study supports our assertions that the rural markets are underserved. We also believe this supports our assertion that rural markets are less attractive to health maintenance organizations and other managed care payors.

         On pages 1 and 46 under the heading "Overview" we have revised our statement that "as an experienced provider in these markets, we believe we can more effectively

Mr. Jeffrey Riedler
January 6, 2005
Page 5

establish relationships with local hospitals" to discuss the implementation of our business model in the markets in which we provide services.

COMMENT

Summary, page 1

         8. Please revise the description of your business to briefly describe the "home-based services" and "post-acute healthcare services" you provide. Please introduce your summary with a description of your services and your business model.

RESPONSE

         On pages 1 and 2 and on page 46 we have revised the first, third and fourth paragraphs under the heading "Overview" to clarify the scope of post-acute healthcare services, including home-based services, that we provide. We have made a similar revision on page 26 under the heading "Overview". Additionally, on page 1 in the second paragraph under the heading "Overview" we have also included a description of our business model.

COMMENT

         9.       Please explain what it means to be "medicare-certified."

RESPONSE

         In order to participate in the Medicare program and receive Medicare payments, our agencies and facilities must comply with regulations promulgated by CMS. These requirements, known as "conditions of participation", relate to the type of facility, its personnel and its standards of medical care, among other things. Being "Medicare-certified" means that a particular agency or facility has satisfied the conditions of participation and is certified to participate in the Medicare program and receive Medicare payments. We have revised the disclosure on page 1 under the heading "Overview" to indicate that Medicare-certified means certification to receive Medicare reimbursement.

COMMENT

         10. Currently, the Summary describes only the positive aspects of your business. Please provide a discussion of the risks and obstacles you face in implementing your strategy immediately after your discussion of

Mr. Jeffrey Riedler
January 6, 2005
Page 6

                  Competitive Strengths. The new section should receive the same prominence and emphasis as the Competitive Strengths section.

RESPONSE

         On page 4 after the heading "Growth Strategy" we have included a discussion of the risks and obstacles we face in implementing our strategy. We included this disclosure following the discussion of our growth strategy because the risks and obstacles impact our ability to achieve our growth strategy.

COMMENT

         11. In instances where you have disclosed your net revenue, please balance the disclosure by also including a discussion of net income.

RESPONSE

         We have revised the disclosure on page 1 and on page 46 under the heading "Overview" to include a discussion of net income.

COMMENT

         12. Please revise your Summary and the discussion of your business to clarify how many of the nursing locations, hospitals and other facilities are owned by you and how many are owned by joint ventures.

RESPONSE

         We have revised our disclosure on pages 1 and 2 and on pages 46 and 47 to clarify how many home-based services locations and facility-based services locations are owned by us and how many are owned by joint ventures or other strategic relationships

COMMENT

Risk Factors, p. 7
General

         13. Please delete the introductory statement, "The risks and uncertainties described below are not the only ones we face." All risk factors should be disclosed in this section.

Mr. Jeffrey Riedler
January 6, 2005
Page 7

RESPONSE

         We have deleted the introductory statement on page 8.

COMMENT

         14. Some of your risk factors are generic insofar as they apply to many companies in your industry. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. For example:

                  o        "Our business is heavily regulated ...;"
                  o "We will incur increased administrative and legal costs...;" and
                  o "In the event we are unable to satisfy regulatory requirements relating to internal controls..."

                  Please revise your risk factor discussions to clarify how each risk relates to you and your business. In your response letter, please identify all places where revisions are made in response to this comment.

RESPONSE

         In response to the Staff's comment, we have revised our risk factors on pages 8 and 9 (Government Regulation), page 14 (Limited Operating History) and page 18 (Public Company Compliance Costs and Internal Control Over Financial Reporting).

COMMENT

Risks related to our business and industry, page 7
More than 80% of our net service revenue is derived from Medicare ...," page 7

         15. Are there any proposed or administrative legislative changes to the payment systems that have been proposed? If there are, a separate risk factor discussing the proposals and how they may impact your business may be warranted.

RESPONSE

         We have noted on page 58 a proposal by MedPAC to eliminate the 2.0% market basket adjustment increase which became effective January 1, 2005. Because MedPAC's proposal has not been approved by Congress and the timing and magnitude of any such

Mr. Jeffrey Riedler
January 6, 2005
Page 8

change are unpredictable at this time, we do not believe it is necessary to discuss this proposal in a risk factor. In addition, on page 58 we have noted that CMS and the OIG are currently studying various reimbursement policies. Since no proposals have come out of these studies thus far, we do not believe it is necessary for us to discuss these studies in a risk factor. At some point during 2005, CMS, in accordance with its standard procedures, will issue proposed rate adjustments for 2006. At this time no proposal has been issued by CMS. Accordingly, we are unable to discuss this proposal in a separate risk factor.

COMMENT

         16. Please explain how changes in the case mix or therapy thresholds and reclassifications of home health resource groups or long-term care diagnosis related groups cause reductions in Medicare reimbursement.

RESPONSE

         As indicated on page 57, we receive a base episode payment for services provided by our home health agencies. This base episode rate is adjusted upward or downward based on the patient's categorization into one of the 80 home health resource groups. If the home health resource group classifications are adjusted so that we receive a decreased adjustment in reimbursement for the patients we service, our Medicare reimbursement could decline. As indicated on page 59, each patient in our long-term acute care hospitals is assigned a long-term care diagnosis-related group. Medicare pays us a pre-determined fixed amount applicable to that diagnosis-related group. If there are changes in the diagnosis-related groups such that the reimbursement paid for the patients we service decreases, our Medicare reimbursement could decline.

         The classification of a patient into a home health resource group and a long-term care diagnosis-related group is in part based on the therapy and treatment required by the applicable patient. If we service more patients who require therapy and treatment that result in their being placed in a group with lower reimbursement payments or adjustments, our Medicare reimbursement could decline.

          Because we have explained the impact of these items under the heading "Reimbursement", we do not believe any further clarification is needed in the risk factors.

COMMENT

         17. If you have been materially affected by any of the situations described in these bullet points in the past, then please revise to describe the situation and its impact on your business.

Mr. Jeffrey Riedler
January 6, 2005
Page 9

RESPONSE

         We routinely experience positive and negative adjustments in Medicare reimbursement due to the items described in the bullet points. For example, CMS routinely adjusts the wage index and reclassifies home health resource groups or long-term care diagnosis-related groups. However, excluding the recent changes in limitations on referrals to long-term acute care hospitals, which changes are disclosed in a separate risk factor on pages 9 and 10, we do not believe there are any situations relating to the items in the bullet points that warrant further disclosure in the risk factors.

COMMENT

"If any of our agencies or facilities fail to comply with conditions of participation ...," page 8

         18. We note your statement that your agencies and facilities must comply with the extensive conditions of participation in the Medicare program. Please revise to briefly describe the material conditions. If there are instances in the past where you were not in compliance, please revise to describe the consequences.

RESPONSE

         We have revised the risk factor on page 9 to briefly describe the material categories covered by the conditions of participation. We have also briefly described our past history with regard to our compliance with these conditions of participation.

COMMENT

"CMS Recently adopted new regulations that could materially and adversely...,"
p. 8

         19. Please expand this disclosure so that investors can understand the risks posed in their proper context. Specifically, you should include disclosure that explains:

                  o the meaning of the term "Medicare admissions limitation;"
                  o what the financial impact could be on your revenues in the affected service lines and any strategic implications for your business model; and
                  o the meaning of the term "long-term care diagnosis-related groups."

Mr. Jeffrey Riedler
January 6, 2005
Page 10

                           Please explain these phrases in simple terms that investors can easily understand.

RESPONSE

         On page 10 we have revised our disclosure to define the terms "Medicare admissions limitation" and "long-term care diagnosis-related group." The financial impact of these new rules is contingent upon a number of factors, such as our ability to change the manner in which we receive referrals and, if necessary, our ability to relocate our existing long-term acute care hospitals to freestanding locations. Until we have an opportunity to implement these strategies, we are unable to quantify the financial impact of these new rules. In the second-to-last paragraph of this risk factor we have noted the strategic implications of these new rules, which include: (1) restructuring or relocating our long-term acute care hospital operations; (2) potential reductions in reimbursement; or (3) the incurrence of significant expenses in order to comply with these new rules. We have also revised our disclosure to include a statement that we do not intend to expand the number of "hospital within a hospital" long-term acute care hospitals that we operate due to these new rules.

COMMENT

         20. Will your location that is in a non-MSA location be treated as if it is in a MSA location because its parent hospital is located in an MSA location?

RESPONSE

         On pages 10 and 60 we have revised the language to indicate that based on our discussions with CMS we believe these satellite locations will be treated as being in a non-MSA regardless of the location of the parent hospital. We have also clarified that these satellite locations will be treated independently from their parent for purposes of calculating their compliance with the admissions limitations. At this time we do not have written verification of this position from CMS. Prior to the next amendment, we will work to obtain written verification from CMS.

COMMENT

"Legislative initiatives could negatively impact our operations and financial results," page 9

         21. Please quantify the percentage of your revenue that is generated from the Medicare fee-for-service market.

Mr. Jeffrey Riedler
January 6, 2005
Page 11

RESPONSE

         On page 11 we have revised our disclosure to indicate the percentage of our net service revenue generated by the Medicare fee-for-service market.

COMMENT

"More than 80% of our nest service revenue...," p. 10

         22. Please provide more disclosure regarding this risk factor with a discussion of the specific economic or competitive conditions that could have a disproportionate effect on the Company.

RESPONSE

         We have revised the disclosure on page 11 in order to describe examples of events that could lead to economic or competitive conditions resulting in a disproportionate effect on us.

COMMENT

         23. In addition, you should consider the possibility that the reverse dynamic is true. Specifically, if you have any reason to believe that market conditions in Louisiana are favorable relative to other regions of the country, then there may be a risk that replication of the business model outside of Louisiana will not be as successful as your endeavors within that state. Please disclose any such market and/or other conditions.

RESPONSE

         We do not believe that market conditions are more favorable in Louisiana than in other regions of the country or that operating our business model in Louisiana offers a strategic advantage.

COMMENT

"If we are unable to maintain relationships with existing referral sources...,"
p. 10

         24. If you have experienced problems in the past retaining referral and/or employee relationships or if any facts that suggest that problems may

Mr. Jeffrey Riedler
January 6, 2005
Page 12

                  occur in the future, please revise to discuss these problems and the resulting consequences.

RESPONSE

         We have experienced no material problems in the past retaining referral and/or employee relationships. In addition, we know of no facts to suggest that such problems may occur in the future. However, we believe it is important for investors to understand that if we do experience such problems it could adversely impact our business.

COMMENT

"Delays in reimbursement may cause liquidity problems...," p. 10

         25.      Please disclose the length of your typical payment cycle.

RESPONSE

         We have revised our disclosure on page 11 to include a discussion of our typical payment cycle.

COMMENT

         26. Please explain what types of information systems or Medicare problems can lead to delays.

RESPONSE

         We refer you to our disclosure on pages 14 and 15 in the risk factor "Failure of, or problems with, our critical software or information systems". This disclosure, as revised, addresses the type of problems with our information systems that could lead to delays in reimbursement. We have revised our disclosure on page 11 to briefly describe events that in the past have led to payment delays either to us or other providers.

COMMENT

"If the structure or operations of our joint ventures or strategic relationships are found to violate the law ..." page 10

         27. Please revise to briefly describe the prohibitions of the federal anti-kickback and Stark laws.

Mr. Jeffrey Riedler
January 6, 2005
Page 13

RESPONSE

         We have revised the disclosure on page 12 to briefly describe the prohibitions of the federal and state anti-kickback and Stark laws.

COMMENT

         "If we are required to either repurchase or sell...," page 11

         28. You should also disclose the negative impact of having to sell equity pursuant to the buy/sell provisions, such as possible dilution to investors. If applicable, also consider the possibility of being forced to sell equity at a price less than the price you could obtain outside the provision.

RESPONSE

         We have revised the risk factor on page 12 to disclose the negative impact of being forced to sell our equity interest in our joint ventures pursuant to the buy/sell provisions. If we are forced to sell our equity interest in our joint ventures, we do not believe there is a likelihood we will be forced to sell at a price that is materially below what we could obtain outside the provision. The negotiated purchase price calculations under the buy/sell provisions are intended to result in our receipt of the fair market value for our interest in the joint ventures.

COMMENT

         29. Please disclose how the price would be determined. If the prices are known, disclose the amount you may be required to pay in order to acquire these interests.

RESPONSE

         We have disclosed on page 12 the customary manner in which the price would be calculated if the buy/sell provisions of our joint venture agreements were exercised. None of the joint venture buy/sell provisions have a fixed price. Because the price is typically based on a multiple of the historical or projected EBITDA of the joint venture at the time the buy/sell option is exercised, as specified in our joint venture operating agreements, and none of the buy/sell provisions in our joint venture agreements have been exercised, we are unable to determine the actual amount we would be required to pay to acquire the remaining equity interest in our joint ventures.

Mr. Jeffrey Riedler
January 6, 2005
Page 14


COMMENT

      30. If you could be required to sell your interests at prices below market value, please revise to disclose this possibility.

RESPONSE

      The negotiated purchase price calculations under the buy/sell provisions are intended to result in our receipt of the fair market value for our interest in the joint ventures. We do not believe there is a likelihood that we will receive a price that is materially below the fair market value of our equity interest in our joint ventures.

COMMENT

      31. Please explain what alternatives you would face if you do not have the working capital necessary to make the required purchases.

RESPONSE

      We have revised the risk factor on page 12 to reflect that we may be forced to sell our equity interests in our joint ventures if we lack sufficient capital to purchase our joint venture partners' interest.

COMMENT

"The loss of certain senior management ...," page 11

      32. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

RESPONSE

      We have not experienced any material problems in the recent past attracting and retaining key personnel. We have no knowledge that any key employee plans to retire or leave the company in the near future.

COMMENT

Mr. Jeffrey Riedler
January 6, 2005
Page 15


      33.   Are you the beneficiary of the key employee life insurance policies?

RESPONSE

      We have revised the disclosure on page 13 to reflect our position as beneficiary of the key employee life insurance policies. Please note that, as disclosed on page 80, we have assigned $2.0 million of a Key Employee Life Insurance Policy on Keith Myers to the Catalyst Entities in connection with our Loan Agreement.

COMMENT

"If we are subject to substantial malpractice...," page 11

      34.   Please disclose the amount of malpractice insurance you carry.

RESPONSE

      On page 13 we have revised the risk factor to include the amount of professional malpractice insurance and umbrella coverage we carry.

COMMENT

"The application of state certificate of need and permit of approval regulations
...." page 12

      35. Please revise to identify the states in which you operate or plan to expand into that have certificate of need or permit of approval laws. Similarly, revise "We may have difficulty acquiring assets from, or entering into joint venture or other strategic relationships with, not-for-profit entities due to increased regulatory scrutiny" to identify to identify states in which you operate that have enacting or considering enacting laws affecting sales, leases, or other transactions with not-for-profit entities.

RESPONSE

      We have revised pages 13 and 14 to identify the states in which we operate or plan to operate that have certificate of need or permit of approval laws. Based on a further review of the laws relating to not-for-profit entities, we believe that these laws apply to isolated transactions that we do not intend to enter into in the future. Accordingly, we do not believe these laws will have a material impact on our business or growth strategy, and we have deleted the risk factor.

Mr. Jeffrey Riedler
January 6, 2005
Page 16


COMMENT

"If we are unable to protect the proprietary nature...," p. 13

      36. Please disclose whether you have had any problems maintaining the confidentiality of your software systems or methods in the past, or whether there are any facts or circumstances that lead you to believe that you may have problems in the future.

RESPONSE

      We know of no problems with maintaining the confidentiality of our software systems or methods in the past. In addition, there is nothing that leads us to believe we will experience such problems in the future.

COMMENT

      37. Additionally, explain how your business and financial performance would be harmed if a competitor developed a similar system.

RESPONSE

      We believe our Service Value Point system allows us to optimize clinical care while at the same time controlling our costs. We believe this combination provides us with a competitive advantage. If our competitors developed a system comparable to our Service Value Point system, it could allow them to improve their operations and thereby compete more effectively in the markets in which we provide our services. We have revised the disclosure on page 14 to describe this risk.

COMMENT

"Failure of or problems with, our critical software...," p. 13

      38. Please disclose the specific systems that are critical to your business, other than Service Value.

RESPONSE

      We have revised the disclosure on page 14 to indicate the type of software systems that are critical to our business. At this time, we do not have the permission of

Mr. Jeffrey Riedler
January 6, 2005
Page 17


the third-party software providers to use their name in the Registration Statement and do not believe the specific names of the providers are material to investors. Please understand that the non-proprietary systems we use are not the only systems that could provide the functionality required to operate our business. If necessary, we could purchase similar systems from other third-party providers.

COMMENT

      39. If you have experienced any problems of the types described in the past or if there are any facts or circumstances that lead you to believe that you may have problems in the future, please revise to describe the problems and/or facts and circumstances.

RESPONSE

      Due to the growth in our business, we have been required to make routine upgrades to our systems. However, we have not experienced any of the described problems with respect to such systems. At this time we are not aware of any facts or circumstances to indicate that we will experience such problems in the future.

COMMENT

      40. If appropriate, in order to avoid repetition and customize your risk factors, please consider consolidating this risk factor with the subsequent factor called "we may experience difficulties in implementing new information systems."

RESPONSE

      On pages 14 and 15 we have consolidated our risk factors relating to our information systems.

COMMENT

"We may be unable to secure the additional capital necessary to implement our growth strategy." page 14

      41. Please revise to disclose the amount that will be available under your new senior secured credit facility.

RESPONSE

Mr. Jeffrey Riedler
January 6, 2005
Page 18


      We have revised page 15 to disclose the amount proposed to be available under our new senior secured credit facility.

COMMENT

"In the event we are unable to satisfy regulatory requirements relating to internal controls..." page 17

      42. If you have any reason to believe that you will not be able to complete the evaluation in a timely manner or that there are deficiencies in your internal control over financial reporting, please revise to disclose this information.

RESPONSE

      At this time, we are still in the process of completing the evaluation of our internal control over financial reporting. Currently, we have no reason to believe that we will not be able to complete our evaluation in a timely manner. Further, we have no reason to believe that our evaluation will lead us to conclude that we will have material weaknesses in our internal control over financial reporting.

COMMENT

Use of Proceeds, page 19

      43. Please revise to disclose the interest rates applicable to your credit facility with Residential Funding Corporation and your loan from The Catalyst Fund and Southwest/Catalyst Capital. Additionally, state when the amounts under this credit facility and loan agreement are due.

RESPONSE

      We have revised the disclosure on page 20 to include the interest rate and maturity date for each of these loans.

COMMENT

      44. If any of the amounts to be repaid was incurred within one year, describe the use of the proceeds from such indebtedness unless the proceeds were used for working capital.

RESPONSE

Mr. Jeffrey Riedler
January 6, 2005
Page 19


      We have revised the disclosure on page 20 to indicate that we have borrowed funds under our credit facility with Residential Funding Corporation during the past 12 months for acquisitions and general working capital purposes.

COMMENT

Non-GAAP Financial Measures, page 24

      45. We note your disclosure regarding Non-GAAP financial measures. It appears that the company uses EBITDA less minority interest and Adjusted EBITDA as non-GAAP performance measures, which are subject to the disclosure requirements of Item 10(e) of Regulation S-K, as they exclude recurring items. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

            o There is a past pattern of these items occurring in each reporting period;

            o The financial impact of these items will not disappear or become immaterial in the future; and

            o There is no unusual reason that the company can substantiate to identify the special nature of these items.

            These attributes raise significant questions about management's assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/cornfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please revise your filing to remove all references to this measure or tell us how you disclosure complies with Item 10 of Regulation S-K.

RESPONSE

            We believe it is important to report EBITDA because it provides a meaningful measure of our ability to meet our future debt service, capital expenditures and working capital requirements. It also provides a meaningful measure of the cash

Mr. Jeffrey Riedler
January 6, 2005
Page 20


available for us to grow our business through our acquisition strategy, which has been emphasized throughout the Registration Statement. The presentation of EBITDA is also important to investors because EBITDA is commonly used as an analytical indicator of performance by investors within the healthcare industry. This measure helps investors to compare our financial performance to that of other companies, because this measure eliminates the effects of financing, income taxes and capital expenditures that vary from company to company for reasons unrelated to the companies' operating performance.

      We note the Staff's concerns regarding the elimination of minority interest and cooperative endeavor allocations from EBITDA. We do not believe that eliminating EBITDA by the amount of our minority interest and cooperative endeavor allocations as reported in statement of income is a means to smooth earnings, but instead it provides investors with a more accurate measure of our EBITDA. We have a significant number of joint ventures and expect to enter into additional joint ventures in the future. Therefore, unlike other healthcare companies that do not have joint ventures, our business model creates an unusual circumstance that requires us to report EBITDA less the amount of our minority interest and cooperative endeavor allocations. By subtracting the interests of these joint ventures, EBITDA less minority interest reflects our portion of EBITDA. In the same way, our net income is computed after subtracting minority interest and cooperative endeavor allocations. EBITDA, if presented alone, may tend to overstate our portion of EBITDA and mislead investors in believing that we have access to all of the EBITDA. Accordingly, although minority interest and cooperative endeavor allocations is a recurring item, we believe that it is appropriate to subtract it from EBITDA in the calculation of EBITDA less minority interest. We note that other healthcare companies who also operate through joint ventures, including Symbion, Inc. and United Surgical Partners International, Inc., report EBITDA less minority interest in the same manner presented in our Registration Statement.

      We also note the Staff's concerns regarding the use of Adjusted EBITDA as reported in our statement of income. This is a significant non-cash item that is also unusual in nature. The only item we have removed from EBITDA less minority interest to calculate Adjusted EBITDA is the amount of our equity-based compensation expense. As described on pages 30, 31, F-13, F-19 and F-20, our equity-based compensation expense has three components. First, we have incurred significant equity-based compensation expense related to the sale of shares to one of our officers by one of our founders and significant stockholders in March 2001. Since these shares were sold pursuant to a non-recourse, pre-payable interest bearing promissory note, we were subject to variable accounting and have recorded a charge in each quarter from March 2001 through March 2004, when the note was canceled and the shares were transferred back to the initial holder. This was a one-time transaction that will not recur in the future. The second component of our equity-based compensation expense relates to the issuance of shares by us to one of our officers in March 2004 pursuant to a non-recourse interest bearing, pre-payable note. This note was canceled and the shares were returned by the officer in June 2004. In connection with this one-time non-recurring transaction, we incurred a

Mr. Jeffrey Riedler
January 6, 2005
Page 21


$600,000 compensation charge. The third component of our equity-based compensation expense relates to the issuance of KEEP Units during 2003 and 2004. The KEEP Plan was implemented at a time when we had no intention of completing an initial public offering. Due to the terms of the KEEP Plan, we are subject to variable accounting until our obligations under our KEEP Units are settled. It is important to note that upon the completion of our initial public offering, our obligations will be settled and we will incur a final charge relating to the conversion of all outstanding KEEP Units into shares of our common stock, and there will be no future recurring charges relating to our KEEP Units.

      All three components of our equity-based compensation expense are the result of transactions that will have no recurring impact following the completion of our initial public offering. Therefore, the financial impact of these items will disappear and will no longer affect our financial performance immediately following the offering. If we incur equity-based compensation expense related to equity issuances made by us following the completion of this offering, we do not intend to report Adjusted EBITDA in order to account for such equity issuances. We think it is important to include Adjusted EBITDA in the Registration Statement because it more accurately depicts our financial performance following the offering, when these transactions will have no recurring impact on our financial performance.

COMMENT

Management's Discussion and Analysis of Financial Condition and Consolidated Results of Operations. page 25

      46.   Please disclose the following in Management's Discussion and
            Analysis:

            o Disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

            o If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

            o State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

RESPONSE

            We have revised our disclosure on pages 39, 40 and 41 to include day sales outstanding data for each period presented. We have also revised our disclosure of our policy for estimating our allowance for bad debts on page 44 under the heading "Accounts Receivable and Allowances for Uncollectible Accounts" to include the statement that our billing system has the capacity to provide a detailed aging of our

Mr. Jeffrey Riedler
January 6, 2005
Page 22


receivables and is used in the estimation process. We have also revised our disclosure on page 44 to briefly describe our collection process and bad debt write-off policy.

COMMENT

Liquidity and Capital Resources. page 38

      47. It appears that the current discussion related to cash flows from operations focuses on the impact of line items within the statement of cash flows and does not appear to focus on the actual inflows and outflows from operations. Please revise this discussion to include a more robust analysis of the activities that actually generate cash inflows and outflows from operations as well as the more likely than not impact these items will have on known trends and uncertainties, in particular the cash outflows from operations.

RESPONSE

      We have revised the disclosure on page 39 to include a more comprehensive description of the activities that actually generate inflows and outflows.

COMMENT

      48. We note in the discussion on page 14 that the actual parent company is a holding company. Please include a discussion of the impact that this structure will have on the ability of the company to service debt at the holding company level.

RESPONSE

      We have revised the disclosure on page 16 to indicate that we will be unable to service our indebtedness at the holding company level if we are unable to receive advances or distributions from our subsidiaries. We have also clarified that, as a holding company, we have no operations of our own and are therefore dependent upon the operations of our subsidiaries for cash resources. Additionally, we have revised our disclosure on page 42 to indicate that our outstanding debt instruments do not prohibit our subsidiaries from making distributions to us.

COMMENT

Critical Accounting Policies, pages 41--43

Mr. Jeffrey Riedler
January 6, 2005
Page 23


      49. We note that management included a discussion of the accounting policies that it views as critical to the company. What we were unable to clearly identify in the discussions related to these policies was the potential impact that each of these policies would have on the financial statements. Please revise the discussion to include a more detailed discussion, quantified where applicable, of the potential impact that each of these policies would have on the financial statements presented such as the how much the adjustment to the contractual allowance was.

RESPONSE

      We have revised our disclosure on pages 42 and 43 under the heading "Critical Accounting Policies" to describe our critical accounting estimates.

      The Staff requested that we provide a more detailed discussion of the potential impact that each of these policies would have on the financial statements presented. It is our understanding that FR-60 discusses the SEC's expectation that public companies provide in their MD&A a discussion of their critical accounting policies, the related judgments and uncertainties associated with the application of those accounting policies, and the sensitivity of the amounts reported in the financial statements to material changes were different conditions and assumptions to apply. We have organized our response to this comment by each identified critical accounting policy.

Principles of Consolidation

      We believe the current disclosure is adequate as there are no significant uncertainties associated with the application of this accounting policy.

Revenue Recognition

      The accounting policy describes two adjustments: a contractual adjustment that is applied to each processed claim and an estimate for payment adjustments.

      The contractual adjustment is a precise amount that is calculated as the difference between our charged rates and the known amount to be received from the payor. As this is a calculated amount we do not believe the contractual adjustment that is applied to each processed claim is subject to a material change as a result of different assumptions.

Mr. Jeffrey Riedler
January 6, 2005
Page 24

      The estimate for payment adjustments is based on a rolling average of these types of adjustments recorded on claims paid for the preceding three months. This estimate is then applied to the balance of accounts receivable that have not been final billed at the end of each accounting period. The estimated payment adjustment percentage was 11.1%, 10.2%, and 14.1% at December 31, 2003, June 30, 2004 and September 30, 2004, respectively. We do not believe any significant uncertainty exists that would impact this estimate resulting in a material change.

      Accordingly, we believe that our current disclosure concerning revenue recognition is adequate.

Accounts Receivable and Allowances for Uncollectible Accounts

      We have revised our disclosure on page 44 to include a discussion of reasonably possible changes in conditions that affect this estimate.

Intangible Assets

      We believe the current disclosure is adequate to identify the most relevant assumptions and conditions that could have caused reported amounts to be materially different.


COMMENT

Business, p.44
General

      50.   Please disclose the following in the Business section:

            o Clarify how your system calculates net revenue. Specifically state what factors are considered in determining the estimate of contractual allowances.

            o Disclose your policy for the collection of co-payments, and other payments owed from the patient. Include the percentage of these payments that are collected at the time of service. For services provided in which these payments are not made at the time service is performed, state how your historical subsequent collections have been for each period presented.

            o Discuss to what extent your billing system is manual or computerized.

Mr. Jeffrey Riedler
January 6, 2005
Page 25


            Describe what functions are performed manually.

RESPONSE

      We have revised our disclosure on pages 61 and 62 to address co-payments and other payments owed to us from patients. Further, we have revised our disclosure on page 56 to discuss the extent to which our billing systems are manual or computerized. We would refer you to pages 27 and 28 under the heading "Sources of Revenue" and page 43 under the heading "Revenue Recognition" for clarification regarding the manner in which our system calculates revenue and contractual allowances.

COMMENT

Growth Strategy, p. 47

      51. Please provide more specificity to support the first two bullet points in your disclosure as your reference to internal growth and margin improvement should be supported by explaining exactly how you intend to achieve the goals you have described. For example, instead of simply saying that you want to expand the breadth of your services, you should disclose exactly which new services you hope to provide and your strategy for providing those services.

RESPONSE

      We have revised the disclosure on page 49 to more fully explain how we intend to achieve our internal growth. We have also indicated the types of services we intend to provide in our markets. Further, we revised the second bullet point in order to explain that one of the key initiatives we developed to achieve margin improvement was the development of our Service Value Point system.

COMMENT

Strategic relationships, p. 50

      52. If you are materially dependent upon any of your strategic relationships, then you should file your agreement with such party as an exhibit to the registration statement and provide a discussion of the material terms of the agreement.

RESPONSE

Mr. Jeffrey Riedler
January 6, 2005
Page 26



      We do not believe that we are materially dependent upon any single strategic relationship.

COMMENT

      53. In addition, if you are materially dependent, you should include a risk factor which states the nature of the dependence and the consequences if the relationship with, the strategic partner was terminated for any reason.

RESPONSE

      We do not believe that we are materially dependent upon any single strategic relationship.

COMMENT

      54. We note that you have three arrangements that involve the sharing of profits and losses, where your partners only have a contractual right to share in the profits and losses. Please describe whether these joint venture partners or any other joint venture partners perform any services for the joint venture.

RESPONSE

      We have revised our disclosure on page 53 to explain the services provided by our joint venture partners. Our joint venture partners provide services in only two of our joint ventures.

COMMENT

      55. Please revise the last paragraph on page 51 to disclose the value of the 300,000 shares of common stock the 153,772 shares of common stock and the 45,356 shares of common stock.

RESPONSE

      We have revised pages 53 and 54 to reflect the value of the 300,000 shares of common stock, the 153,772 shares of common stock, and the 45,356 shares of common stock. The values assume an initial public offering price of $13.00 per share.

Mr. Jeffrey Riedler
January 6, 2005
Page 27



COMMENT

Management Services Agreements, page 52

      56. We note your statement that you manage the operations of four home nursing agencies, one hospice, one critical access hospital and one inpatient facility. Are these in addition to the facilities you state that you operate on page 44? Please explain the difference between operating such facilities and managing such facilities.

RESPONSE

      The facilities that we describe as being managed on page 54 are in addition to the facilities discussed on page 46. We have revised our disclosure on pages 1, 2, 46 and 54 to reflect that the facilities we own and operate are distinct from those facilities we manage.

COMMENT

      57. If you are substantially dependent on any of these management agreements, please file each agreement on which you are substantially dependent and revise your registration statement to describe the material terms of each agreement.

RESPONSE

      We do not believe we are substantially dependent on any of our management services agreements.

COMMENT

Certain Relationships and Related Party Transactions. page 77

      58. Please revise the discussion of the Sunset Clinic Lease Agreement to disclose the amount of mortgage indebtedness that you assumed.

RESPONSE

      We have revised the disclosure on pages 80 and 81 to indicate the amount of the indebtedness we assumed and the manner in which we recorded this transaction.

COMMENT

Mr. Jeffrey Riedler
January 6, 2005
Page 28



      59. Please disclose the terms of the earnout payment pursuant to which you may be required to pay Mr. And Mrs. Briggs $337,000. When would you be required to make this payment?

RESPONSE

      We have revised page 81 to disclose the terms of the earnout payment to Mr. and Mrs. Briggs. We have also included the date by which we are required to make the payment.

COMMENT

Selling Security Holders. p. 79

      60. Please provide the information for your selling stockholder table as soon as possible.

RESPONSE

      We will include the information for the selling stockholder table in Amendment No. 2.


COMMENT

      61. In your discussion, please include a broad discussion explaining your past offerings of securities and the manner in which the selling security holders obtained their securities.

RESPONSE

      In the footnotes to the selling stockholder table on pages 84 and 85 we have indicated those selling stockholders who have received shares upon the issuance of KEEP Units. As set forth on page 89 under the heading "Shares Eligible for Future Sale" we have indicated that all shares, other than the shares issued in this offering, were issued in private transactions. With respect to the shares held by the Catalyst Entities, we have described the transaction in which they received their common stock on page 80.

COMMENT

      62. If any of the selling shareholders are broker dealers, please revise to identify them as underwriters here and in the Plan of Distribution. The

Mr. Jeffrey Riedler
January 6, 2005
Page 29


            only exception to our position that broker dealers must be identified as underwriters is if the shares were issued as underwriting compensation. If the exception applies, please provide that information in your document.

RESPONSE

      None of the selling stockholders are registered broker-dealers.

COMMENT

      63. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations:

            - The Selling Shareholder purchased in the ordinary course of business and

            - At the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

RESPONSE

      None of the selling stockholders are affiliates of broker-dealers.

COMMENT

      64. Please revise the selling shareholder table to indicate the natural persons who have voting and dispositive control over the shares held by The Catalyst Fund, Ltd., Southwest/Catalyst Capital, Ltd., and Beta Home Healthcare.

RESPONSE

      We have revised the footnotes on page 85 to indicate the individuals who have voting and dispositive control over the shares held by the Catalyst Funds and Beta Homecare.

COMMENT

Underwriting, page 90

      65. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all

Mr. Jeffrey Riedler
January 6, 2005
Page 30



            information concerning your company or the offering that appears on the third party web site. We may have further comments.

RESPONSE

      The representatives of our underwriters expect to retain NetRoadshow to provide an online investor presentation and preliminary prospectus at www.netroadshow.com. NetRoadshow provides financial services firms with online roadshows that comply with SEC regulations. Except for the investor presentation and the preliminary prospectus, no other information about the company will appear on the website. The representatives of the underwriters have advised us that there is no written agreement with NetRoadshow.

COMMENT

      66. You have indicated that the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. If they do so, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

RESPONSE

      The underwriters may distribute the portable document format, or "PDF", form of any preliminary or final prospectus by e-mail to certain institutional clients, following procedures approved by the SEC. The underwriters will not use any other form of prospectus. The underwriters do not intend to offer and/or sell securities electronically. The representatives of the underwriters have advised us that they will make offers and provide final confirmations and otherwise comply with Section 5 of the Securities Act in accordance with their standard procedures. The representatives of the underwriters also have advised us that neither they nor any other broker-dealer who may participate in the syndicate are e-brokers. The Company has revised the disclosure on page 96 to remove references to electronic offers and sales of securities.

COMMENT

      67. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to

Mr. Jeffrey Riedler
January 6, 2005
Page 31


            SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

RESPONSE

      The underwriters may distribute the PDF of the prospectus by e-mail to certain institutional clients, following procedures approved by the SEC. The underwriters will not use any other form of the prospectus.

COMMENT

      68. Please advise us if you are planning to do a directed share offering. If so, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures your or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. Additionally, revise your prospectus to provide information about the directed share offering. We may have further comments.

RESPONSE

      We have revised the disclosure on page 94 to provide information about the directed share program. We intend to send materials related to the directed share program to potential purchasers at the same time we deliver copies of the preliminary prospectus to potential purchasers. Sales of the directed shares will be handled by Jefferies. We will provide the names and addresses of the potential recipients to Jefferies.

      Jefferies will deliver the directed share program materials and preliminary prospectus in electronic form to those potential purchasers who consent to electronic delivery and will mail a copy of the materials and preliminary prospectus to all other potential purchasers. The directed share program materials will include participation instructions, an indication of interest form and forms for opening a brokerage account with Jefferies.

      To comply with Rule 134(b)(1), the directed share program materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the directed share program materials will contain a statement that indications of interest made under the program create no

Mr. Jeffrey Riedler
January 6, 2005
Page 32



obligation. Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Jefferies will use the information as its basis for evaluating the suitability of the proposed investment and application of the free-riding and withholding rules of the NASD. All prospective purchasers will be required to purchase shares through a Jefferies account. Individuals who do not have an account with Jefferies will be required to open an account. No deposit or other amounts will be required to open a Jefferies account. The deadline for expressing an indication of interest and opening an account will be three to five days prior to pricing. Once the deadline expires, Jefferies will provide us with the list of individuals who have completed the forms for participating in the program, who have opened accounts and who are otherwise eligible to purchase shares under the program. We will then review this list and determine the actual allocation of shares among these prospective recipients. Once the offering has been priced and the registration statement relating to the offering has been declared effective, Jefferies will contact each prospective purchaser who has been approved by us to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program. The individual will be given the opportunity to purchase any portion of the shares allocated by us or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, Jefferies will orally confirm the sale and mail a written confirmation of the purchase accompanied by a final prospectus.

      The directed share program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures for the directed share program are substantially the same as the procedures that the underwriters will use to offer securities to the general public.

      Attached hereto in Appendix D is a final draft of the document that Jefferies intends to distribute to potential participants in the directed share program.

COMMENT

Consolidated Balance Sheets, page F-3

      69. We note that the company intends to convert the member units into shares and affect a stock split prior to the offering contemplated in this registration statement. Please include a note that discusses the current equity structure, the future equity structure, the expected conversion amount, the effect of the stock split, and any other relevant information needed to understand the impact of this offering.

Mr. Jeffrey Riedler
January 6, 2005
Page 33



RESPONSE

      We have revised our disclosure on page F-7 and on page F-31 to provide the information requested in the Staff's comment. Also, we have revised our financial statements to reflect the proposed incorporation in Delaware and the proposed stock split, which will occur as part of the incorporation in Delaware. As noted on page F-2, our independent registered public accounting firm will execute and file a new audit opinion with respect to the financial statements upon the completion of these transactions.

COMMENT

Consolidated Statements of Income, page F-4

      70. We note within your description of The Offering on page 4, that management anticipates completing conversion of member units and a stock split which will occur prior to the completion of this offering. As such, please revise your historical earnings per unit presentation to give effect to the proposed stock split and consider the need to include pro forma information related to the conversion.

RESPONSE

      We have revised our historical earnings per share presentation to give effect to the proposed stock split. Because the Registration Statement, including our financial statements, now gives effect to this proposed split, we do not believe pro-forma information relating to the conversion is required.

COMMENT

      71. The caption "Equity-based compensation expense" does not appear appropriate because it does not identify the nature of the expense but only the method of payment. We note that this compensation may relate to all expense categories. Revise the statement to properly allocate the amounts to the appropriate operating expenses captions. Revise your Selected and Summary Consolidated Financial Data and your MD&A, accordingly.

RESPONSE

      We have revised our disclosure on pages 7, 24, F-4 and F-29 to include a footnote that provides the allocation of our equity-based compensation expense between cost of service revenue and general and administrative expenses for the periods reported. We have also revised pages 34, 36 and 38 to indicate the allocation between cost of service revenue and general and administrative expenses.

Mr. Jeffrey Riedler
January 6, 2005
Page 34



COMMENT

      72. It appears that you have recognized an impairment charge of $351,000 for the year ended December 31, 2003. In accordance with SFAS 142, paragraph 43, please present the aggregate amount of goodwill impairment losses as a separate line item in the income statement.

RESPONSE

      We have revised our disclosure on pages 6, 23 and F-4 to show this impairment charge as a separate line item.

COMMENT

Notes to the Consolidated Financial Statements
2.  Significant Accounting Policies
Principles of Consolidation, pages F-7 - F-8

      73. The discussion include under the heading "Joint Ventures" on pages 51-52 describes a very complex consolidation model that the current disclosure does not appear to reflect. Please revise this disclosure to more completely address the types of entities consolidated as well as the accounting policy that allows this consolidation.

RESPONSE

      We have revised our disclosure on page 43 and on page F-8 to more precisely describe our consolidation policy. We have also revised our disclosure on pages 52 through 55 to clarify our disclosure regarding the nature of our joint ventures and other strategic relationships.

Mr. Jeffrey Riedler
January 6, 2005
Page 35



COMMENT

Revenue Recognition, page F-8

      74. For all services described, include a more detailed description of the timing of the revenue recognition. Parts of the disclosure currently discuss the types of reimbursements, but do not address the timing of the recognition.

RESPONSE

      We have revised our disclosure on pages F-9, F-10 and F-33 and F-34 to describe the timing of our revenue recognition for the services described.

COMMENT

Accounts Receivable and Allowances for Uncollectible Accounts, page F-10

      75. Please provide justification for recording amounts billed and received in advance of actual services performed as amounts due to the Medicare program as this appears to be appropriately classified as unearned revenue. Additionally, please include a discussion as to why management believes that it is appropriate to record this amounts as a reduction to accounts receivable.

RESPONSE

      Our historical billing and collection cycle with Medicare gives rise to instances where amounts billed have been received in advance of the services being provided to individual home nursing patients. However, we believe the nature of our business relationship with Medicare provides an appropriate basis for not recognizing these amounts, on an individual patient basis, as unearned revenue.

      In the routine course of business Medicare utilizes the right of offset to satisfy amounts due to or from us. We have determined that cash received from Medicare in advance of providing services to an individual patient should be recognized in the financial statements as an offset to amounts due from Medicare for instances where services have been rendered to individual patients. This business practice follows others in the industry and more accurately reflects our credit risk associated with the amounts due from Medicare.

      We recognize home nursing service revenue based on the number of days elapsed during the episode of care. On average, we collect requests for advance payment amounts

Mr. Jeffrey Riedler
January 6, 2005
Page 36



billed to Medicare 12 days from the beginning of the 60 day episode of care. Our revenue recognition models indicate, in a stable patient base, that there is no instance where, on a company-wide basis, cash has been received from Medicare in an amount that exceeds the revenue earned. Accordingly, there would be no unearned revenue to be recognized.

COMMENT

Minority Interest and Cooperative Endeavor Agreements, page F-12

      76. Please provide a detailed description of the accounting treatment for the "cooperative endeavor agreements" and the specific accounting literature management relied upon to arrive at this accounting treatment. Please specifically justify current classification as non-operating revenue/expense and aggregation with minority interest. Also revise the Consolidated Statements of Income to below income tax expense. Refer to Item 504(b)(12) of Regulation S-K.

RESPONSE

         Cooperative endeavor agreements represent arrangements that involve the sharing of profits and losses of certain of our wholly-owned subsidiaries with a third party. These wholly-owned subsidiaries are consolidated in accordance with ARB 51 and FAS 94. Our cooperative endeavor partners do not own an equity interest, but have a contractual right to participate in pretax profit and losses. Our subsidiaries in these arrangements retain from 67% to 95% of the profits and losses. The cooperative endeavor agreements create the same legal requirements to distribute earnings to another party, similar to a minority holder but without the equity interest. Therefore, we believe it is acceptable to aggregate this item with minority interests in the statement of income.

         Rule 5-03(a) and (b) of Regulation S-X indicates the categories and line item descriptions that are to be included in a registrant's statement of income. We believe that presenting the minority interest and cooperative endeavor agreements above income before taxes allows the users of the financial statements to determine our income before income taxes attributable to us. We also believe this to be an acceptable presentation based on our research of other public reporting companies, including Symbion, Inc., United Surgical Partners International, Inc., HCA Inc. and AmSurg Corp. Additionally, the presentation does not impact the net income or earnings per share amounts presented on the statement of income.

COMMENT

Equity-Based Compensation Expense: page F-13

      77. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since December 31, 2003 through the date of your response. Please provide the following] information separately for each equity issuance:

            -     The date of the transaction,

            -     The number of options granted or shares issued,

            -     The exercise price or per share amount paid,

            - Management's fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value,

            - An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,

            - The identity of the recipient, indicating if the recipient was a related party,

Mr. Jeffrey Riedler
January 6, 2005
Page 37



            -     Nature and terms of concurrent transactions,

            -     The amount of any compensation or interest expense element,

            - Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and,

            - The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

            Please also provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters. Please disclose this information in the annual and interim financial statements.

RESPONSE

      Attached hereto in Appendix E is a table that provides the information requested by the Staff for all equity instruments issued by us since December 31, 2003. The information requested by the Staff that is not included in Appendix E is set forth below. Per Appendix E, we have issued two types of equity instruments since December 31, 2003: participation equity units and common stock. We based our estimate of the fair market value per share of these equity instruments on our projected initial public offering price in accordance with discussions with our underwriters. The principal factors used to determine our initial public offering price are set forth on page 96 under the heading "Underwriting". These factors resulted in us using a value of $10 per share (split adjusted) to determine our compensation expense charge through the period ended September 30, 2004.

      Since September 30, 2004, we believe two factors have caused our initial public offering price to increase from $10 per share to $12 per share. The first factor has been a stabilization in the outlook for our long-term acute care business resulting from (i) the new admissions rules announced in August 2004 (see pages 60 and 61) being more favorable than expected, particularly for rural providers; and (ii) the determination by CMS that each of our branch locations will be treated separately from its parent for purposes of calculating these new admissions rules, which will result in more of our locations being subject to the higher threshold (50% versus 25%) for rural providers. The second factor has been an increase in public company multiples for home nursing companies resulting in part from improved performance by comparable home nursing companies and an improving reimbursement environment.

      We note the Staff has only requested information regarding equity issuances since December 31, 2003. As described in the Registration Statement, we have been subject to variable accounting for equity issuances made prior to December 31, 2003 and have thereby incurred expense relating to these issuances during 2004 as well. In calculating

Mr. Jeffrey Riedler
January 6, 2005
Page 38


this expense, we have also used an estimated value of $10 per share beginning with the period ended December 31, 2003. Further, for the quarter ended December 31, 2004 and, as set forth in the Registration Statement (see footnote 2 to our Summary Selected Consolidated and Other Data), upon completion of the offering, we will incur additional compensation charges relating to issuances of KEEP Units made prior to December 31, 2004. We intend to use our actual initial public offering price in order to calculate these charges.

      Since we used the anticipated initial public offering price in order to calculate our equity compensation charges since December 31, 2003, we did not rely upon a valuation by an unrelated valuation specialist.

      We have revised our disclosure on page F-7 and on page F-31 to include the date we began initial discussions with potential underwriters.

COMMENT

3.  Acquisitions and Divestitures, page F-14

      78. We note that a significant portion of the purchase price for recent acquisitions was allocated to goodwill. Please provide supplementally, a summary of management's consideration for each of these transactions why a more significant portion of the purchase price did not meet the contractual-legal criterion and the separability criterion of SFAS 141. For the instances where the Company purchases additional interest in joint ventures, please provide an analysis as to why allocation to goodwill is appropriate. Please cite appropriate accounting literature.

RESPONSE

      Our acquisitions include licenses to operate home-based and/or facility-based services. The licenses appear to meet the contractual-legal criterion and separability criterion of SFAS 141. However, SFAS 141 paragraph
A.10 b. states that SFAS 141 does not preclude an acquiring company from recognizing the fair value of an operating license and the fair value of the acquired entity as a single asset for financial reporting purposes if the useful lives of those assets are similar.

      We have concluded that the licenses have indefinite lives, as management determined that there are no legal, regulatory, contractual, economic or other factors that would limit the useful life of the licenses, and we intend to renew and operate the licenses indefinitely. Other factors in our assessment that the acquired licenses have an indefinite life include: (1) our license renewal experience confirmed that the renewal process is

Mr. Jeffrey Riedler
January 6, 2005
Page 39



perfunctory and renewals would not be withheld except under extraordinary circumstances; (2) the renewals related to these licenses confirmed our belief that the renewal process could be completed without substantial cost and without material modification of the licenses; (3) the economic performance of the operations related to the licenses support our intention of operating the licenses indefinitely; and (4) in certain instances, the continued limitation of the licenses limits competition in the states where these licenses are maintained.

      Accordingly, we have elected not to separately recognize the fair value of the acquired license from the goodwill.

      As described on page F-15, we increased our ownership in a home-nursing operation and recognized goodwill as a result of this transaction. Our disclosure has been revised to more fully explain the transaction.

      At the date of the transaction, we had no liability to the minority interest owners of this subsidiary. Therefore, the entire purchase price was allocated to goodwill.

COMMENT

      79. Please provide to us, management's justification for recording the operations of divested facilities and joint venture entities as continuing operations. It would appear that the operations would be appropriately be classified as discontinued operations under the provisions of SFAS 144. Please revise or advise

RESPONSE

      We concluded that, while the entities disposed of during 2004 did meet the criteria for discontinued operations, the gain or loss on the disposal of the entities was not material to our operations and therefore, we did not report the divested operations as discontinued operations. At the date of disposal, none of the entities divested in 2004 individually represented more than 2.6% of our total consolidated assets or our total consolidated revenue as of and for the year ended December 31, 2003. The individually identifiable assets of the entities disposed of in 2004 represented in the aggregate 5.9% of our total consolidated assets. Additionally, the revenue from these entities represented 7.1% of our total consolidated revenue as of and for the year ended December 31, 2003. Finally, these entities combined incurred a loss before income taxes of approximately $428,000 during the year ended December 31, 2003. We do not believe this is significant to the reported income before income taxes.

COMMENT

7.  Related Party Agreements
Sunset Clinic Lease Agreement, page F-20

Mr. Jeffrey Riedler
January 6, 2005
Page 40



      80. Please provide to us and disclose how management recorded the acquisition of the 100% ownership interest in Oak Shadows of Sunset, LLC and the assumption of the lease guarantee.

RESPONSE

      We have revised the disclosure on page F-21 to describe how management recorded this transaction.

COMMENT

10.  Commitments and Contingencies
Contingencies, pages F-21 - F-22

      81. Please clarify in the disclosure how the execution of certain exchange agreements as described in note 15 relates to this amount. Also include a more detailed description of the number of agreements as well as the key drivers that are included in the $5.8 million disclosed on page F-21.

RESPONSE

      We have revised the disclosure on pages F-22 and F-23 to provide the requested information.

COMMENT

      82. We note in the disclosure under the "Joint Venture" heading on page 52 that "several of [your] joint ventures grant a buy/sell option that will require [you] to either purchase or sell all of their membership interests in the joint venture." We were unable to identify in the financial statements a discussion of this obligation. Please revise notes to include a discussion of these agreements. Also provide to us and disclose a more detailed discussion of these provisions and the accounting applied to them.

RESPONSE

      We have revised the disclosure on page F-23 to describe the terms of the buy/sell options. As noted in the revised disclosure, we have not received notice from any joint venture partners of their intent to exercise the buy/sell option nor have we notified any joint venture partner of our intent to exercise the buy/sell option. Accordingly, we do not believe any accounting recognition for these buy/sell options is required.

Mr. Jeffrey Riedler
January 6, 2005
Page 41



COMMENT

      83. We note your disclosure regarding the earn-out payment to former shareholders under a non-compete agreement. What is unclear is whether or not the Company believes that that this matter will result in a material, estimable, and probable liability to pay the former shareholders. Please expand your disclosure of this matter. If it is a reasonable possibility that a loss may occur, disclose the range of possible losses or state that an estimate cannot be made pursuant to paragraph 10 of SFAS 5.

RESPONSE

      We have revised the disclosure on page F-23 to disclose the maximum payment required under the terms of this non-compete agreement. We have also disclosed that we will be required to make this payment by March 31, 2006 because we met the revenue earn-out threshold in the fourth quarter ending December 31, 2004; accordingly, we will record a liability for $337,500 in that period.

COMMENT

September 30, 2004 Interim Financial Statements

      84. We note that it appears that management significantly increased its level of allowance for uncollectible accounts in the interim period. Please include a discussion in MD&A related to facts and circumstances that led to this increase. Consider any known trends or uncertainties that this change implies.

RESPONSE

      As noted in the Staff's comments, our allowance for uncollectible accounts increased during the period ended September 30, 2004. The allowance for uncollectible accounts was 3.4% of the gross accounts receivable at June 30, 2004 and 4.5% at September 30, 2004. In addition to an increase in this account that can be attributed to growth in our operations, there were specific events during the quarter ended September 30, 2004 that gave rise to a higher allowance for uncollectible accounts. The increase in the allowance for uncollectible accounts was primarily the result of: (1) receivables acquired in an acquisition that, during the quarter ended September 30, 2004, aged into the 150-day category and were thereby fully reserved in accordance with our accounting policies; and (2) a software conversion that began in the second quarter of 2004 and was completed in the third quarter of 2004 that resulted in a billing delay and corresponding

Mr. Jeffrey Riedler
January 6, 2005
Page 42



aging of accounts receivable and in an increase in accounts receivable reserves in the third quarter of 2004. This increase was specific to our facility-based services segment.

      We have revised our discussion of the facility-based services general and administrative expense section of MD&A on page 34 to describe the reasons for the above-referenced increase in the allowance for uncollectible accounts.

COMMENT

Exhibits

      85. We note that you intend to file many of your exhibits by amendment. Please note that we may have additional comments after we have had an opportunity to review your exhibits.

RESPONSE

      We intend to file all remaining exhibits as soon as possible.

      If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872 or Steve Pottle at (404) 881-7554.

                                    Sincerely,




                                    Peter C. November

cc:   Zafar Hasan
      Tabatha Akins
      James Atkinson
      Keith G. Myers
      R. Barr Brown
      Steven L. Pottle
      Nilene R. Evans